SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  3)*

Minerals Technologies Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

603158106

(CUSIP Number)

05 February 2007

(Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 603158106	Schedule 13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

M&G Investment Funds (1)
No I.R.S Identification Number

2.	CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP*

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom, England

	5.	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER
EACH		967,670
REPORTING
PERSON
WITH	7.	SOLE DISPOTIVE POWER
		0

	8.	SHARED DISPOTIVE POWER
		967,670

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
967,670

10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.05%

12.	TYPE OF REPORTING PERSON
OO

CUSIP No. 603158106	Schedule 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Minerals Technologies Corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Chrysler Building
405 Lexington Avenue
New York, NY 10174
United States

Item 2(a).	Name of Person Filing:

M&G Investment Management Funds 1

Item 2(b).	Address of Principal Business Office or, if None,

Residence:

Governor’s House, Laurence Pountney Hill, London, EC4R 0HH

Item 2(c).	Citizenship:

United Kingdom, England

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

603158106

Item 3.  Type of Person:

(e) MAGIM is an investment advisor in accordance with s.240.13d-1(b)(1)(ii)(E)

M&G Investment Funds 1 is an open-ended investment company with variable capital, incorporated in England and Wales and authorized by the Financial Services Authority.  It is not registered with the Securities and Exchange Commission under the investment company act of 1940.

All of the securities covered by this report are owned legally by M&G Investment Funds 1, MAGIM’s investment advisory client, and none are owned directly by MAGIM.

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned: M&G, in its capacity as investment manager, may be deemed to beneficially own 967,670 shares of the Issuer.

	(b)	Percent of Class: 5.05%

	(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	0

(ii)	shared power to vote or to direct the vote	967,670

(iii)	sole power to dispose or to direct the disposition of	0

(iv)	shared power to dispose or to direct the disposition of	967,670

CUSIP No. 603158106	Schedule 13G	Page 4 of 6 Pages

Item 5.

Ownership of Five Percent or Less of Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

☐

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

☐

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 603158106	Schedule 13G	Page 5 of 6 Pages

Exhibit A

Item 10.	Certification.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. “

CUSIP No. 603158106	Schedule 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	--//Mark Thomas//--

Name:	Mark Thomas
Title:	Head of Group Funds
Date:	February 05, 2007